FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2018

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      ☒      Form 40-F      ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes      ☐       No      ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Quebecor Media Inc., a wholly owned subsidiary of Quebecor Inc. (“Quebecor”) since June 22, 2018, is governed by the Business Corporations Act (Québec) and is one of Canada’s largest telecommunications and media corporations. Unless the context otherwise requires, “Quebecor Media” or the “Corporation” refer to Quebecor Media Inc. and its subsidiaries. Quebecor Media operates in the following business segments: Telecommunications, Media, and Sports and Entertainment. Quebecor Media is pursuing a convergence strategy that captures synergies among its properties and leverages the value of content for the benefit of multiple distribution platforms.

The following Management Discussion and Analysis covers the Corporation’s main activities in the second quarter of 2018 and the major changes from the previous financial year. All amounts are stated in Canadian dollars unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2017 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

During the fourth quarter of 2017, the Corporation changed its organizational structure and transferred its book publishing and distribution operations, and music distribution and production operations, from the Media segment to the Sports and Entertainment segment. Accordingly, prior period figures in the Corporation’s segmented reporting have been reclassified to reflect those changes.

On January 1, 2018, the Corporation adopted on a fully retroactive basis the new rules under IFRS 15, Revenue from Contracts with Customers, which specify how and when an entity should recognize revenue. The adoption of IFRS 15 had significant impacts on the consolidated financial statements, mainly in the Telecommunications segment, with regards to the timing of the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs. Among other impacts, the adoption of IFRS 15 resulted in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. As well, costs to obtain a contract and connection costs are now fully amortized as operating expenses over the contract term or over the period of time the customer is expected to maintain its service. A description of the new rules, and details of the retroactive adjustments to comparative data, are provided under “Changes in Accounting Policies” below. As well, to clarify the impact of IFRS 15 on non-IFRS measures, columns presenting the non-IFRS measures without application of IFRS 15 have been added to the tables showing the calculation and reconciliation of non-IFRS measures, as presented under “Non-IFRS Financial Measures.”

Following adoption of IFRS 15, and to reflect changes in its activities and services, including the growth of its mobile telephony business, the Corporation reviewed the nature and definition of its key performance indicators. Accordingly, average monthly revenue per user (“ARPU”) has been abandoned and replaced by a new metric, average billing per unit (“ABPU”). ABPU will be used henceforth to measure the performance of mobile activities and the performance of all activities combined. The definition of the new ABPU metric is provided under “Key Performance Indicators” below. The definition of revenue-generating unit (“RGU”) has also been added in the same section; the nature and calculation of the metric are unchanged.

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HIGHLIGHTS SINCE END OF FIRST QUARTER 2018

•                              Quebecor Media’s revenues totalled $1.04 billion in the second quarter of 2018, a $4.9 million (0.5%) increase from the same period of 2017.

Telecommunications

•                              The Telecommunications segment grew its revenues by $20.6 million (2.5%) and its adjusted EBITDA by $24.8 million (6.2%) in the second quarter of 2018.

•                              Videotron Ltd. (“Videotron”) significantly increased its revenues from mobile telephony ($14.9 million or 12.9%), Internet access ($14.9 million or 5.8%) and the Club illico over-the-top video service (“Club illico”) ($1.8 million or 18.4%) in the second quarter of 2018.

•                              Videotron’s total ABPU was $49.68 in the second quarter of 2018 compared with $48.12 in the same period of 2017, a $1.56 (3.2%) increase. Mobile ABPU was $53.70 in the second quarter of 2018 compared with $53.32 in the same period of 2017, a $0.38 (0.7%) increase.

•                             Subscriber connections to the mobile telephony service increased by 31,900 (3.0%) and Club illico memberships by 8,500 (2.2%) in the second quarter of 2018.

Media

•                            On May 3, 2018, TVA Sports became the official French-language broadcaster of the 2020 UEFA European Football Championship (Euro 2020). TVA Sports will broadcast all 51 games of the prestigious international soccer tournament, in which Europe’s 24 best national teams will compete.

•                              On May 1, 2018, TVA Group Inc. (“TVA Group”) signed an agreement to acquire the companies in the Serdy Média inc. group, which owns and operates the Évasion and Zeste specialty channels, and the companies in the Serdy Video Inc. group, for a total consideration of $24.0 million. The acquisition is subject to approval by the Canadian Radio-television and Telecommunications Commission (“CRTC”).

Financial transactions

•                              On July 23, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, an $87.1 million non-revolving subordinated and unsecured loan bearing interest at a rate of 5.50% and maturing in July 2021. On the same day, Quebecor drew down the full amount of $87.1 million on the subordinated loan agreement.

•                              On June 29, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $262.0 million non-revolving subordinated and unsecured loan bearing interest at a rate of 5.50% and maturing in June 2021. On the same day, Quebecor drew down the full amount of $262.0 million on the subordinated loan agreement.

•                              On April 3, 2018, Quebecor entered into loan agreements with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $75.0 million non-revolving unsubordinated and unsecured loan and a $75.0 million non-revolving subordinated and unsecured loan. The unsubordinated and subordinated loans bear interest at a rate of 5.25% and 5.50%, respectively, and mature in April 2021. On the same day, Quebecor drew down the full amount of $75.0 million of the unsubordinated loan and an amount of $25.0 million on the subordinated loan agreement.

•                              On May 8, 2018, Quebecor and Quebecor Media entered into an agreement with CDP Capital d’Amérique Investissements inc. (“CDP Capital”) to repurchase all of the share capital of Quebecor Media still held by CDP Capital, representing an 18.47% stake in Quebecor Media, for a value of $1.69 billion. On May 11 and June 22, 2018, Quebecor Media repurchased for cancellation a total of 16,064,215 of its Common Shares held by CDP Capital, representing approximately 91.1% of the CDP Capital interest before closing, for a total aggregate purchase price of $1.54 billion, paid in cash. All repurchased shares were cancelled. On June 22, 2018, Quebecor purchased 1,564,696 Common Shares of Quebecor Media held by CDP Capital, representing approximately 8.9% of the CDP Capital interest before closing, in consideration of the issuance of $150.0 million aggregate principal amount of convertible debentures of Quebecor. After the completion of these transactions, Quebecor Media became a wholly owned subsidiary of Quebecor.

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NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under International Financial Reporting Standards (“IFRS”) that are used by the Corporation to assess its financial performance, such as adjusted EBITDA, cash flows from segment operations and free cash flows from continuing operating activities, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

On a transitional basis, and to clarify the impact of retroactive adoption of IFRS 15, as described under “Changes in Accounting Policies,” columns have been added to the calculation and reconciliation tables for non-IFRS financial measures, where applicable. Accordingly, those tables also show the calculation and reconciliation of non-IFRS measures in 2018 and 2017, based on the former accounting policies with respect to revenue recognition, i.e. without the adjustments required by adoption of IFRS 15.

Adjusted EBITDA (formerly “Adjusted operating income”)

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licenses, loss on debt refinancing, income tax and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 1 below provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s condensed consolidated financial statements.

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Table 1

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

			With adoption of IFRS 15[1]				Without IFRS 15[2]
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017	2018	2017	2018	2017

Adjusted EBITDA (negative adjusted
EBITDA):
Telecommunications	$422.6	$397.8	$833.1	$781.7	$419.7	$388.8	$837.6	$765.9
Media	(0.7)	13.4	(1.8)	11.2	(0.7)	13.4	(1.8)	11.2
Sports and Entertainment	(2.0)	(3.6)	(4.1)	(4.4)	(2.0)	(3.6)	(4.1)	(4.4)
Head Office	(2.3)	(3.3)	(2.1)	(10.2)	(2.3)	(3.3)	(2.1)	(10.2)
	417.6	404.3	825.1	778.3	414.7	395.3	829.6	762.5
Depreciation and amortization	(179.5)	(172.6)	(358.8)	(341.8)	(179.5)	(172.6)	(358.8)	(341.8)
Financial expenses	(68.7)	(72.9)	(137.4)	(144.0)	(68.7)	(72.9)	(137.4)	(144.0)
Gain (loss) on valuation and translation of
financial instruments	0.7	(1.2)	(0.7)	(0.9)	0.7	(1.2)	(0.7)	(0.9)
Restructuring of operations, litigation and
other items	(2.0)	(11.8)	(8.5)	(0.9)	(2.0)	(11.8)	(8.5)	(0.9)
Gain on sale of spectrum licences	–	87.8	–	87.8	–	87.8	–	87.8
Loss on debt refinancing	–	–	–	(15.6)	–	–	–	(15.6)
Income taxes	(43.2)	(4.3)	(84.7)	(33.9)	(43.2)	(4.3)	(84.7)	(33.9)
Income from discontinued operations	–	8.4	–	8.4	–	8.4	–	8.4
Impact of IFRS 15	–	–	–	–	2.9	9.0	(4.5)	15.8
Net income	$124.9	$237.7	$235.0	$337.4	$124.9	$237.7	$235.0	$337.4

[1]	Non-IFRS measures presented in these columns are calculated based on new IFRS 15 rules adopted by the Corporation on a retroactive basis and described under “Changes in Accounting Policies”

[2]	Non-IFRS measures presented in these columns are calculated based on the Corporation’s former accounting policies with respect to revenue recognition, i.e. without the impact of IFRS 15 adoption.

Cash flows from segment operations

Cash flows from segment operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets (excluding proceeds from disposal of licences). The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and repurchase of shares. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. The Corporation’s definition of cash flows from segment operations may not be identical to similarly titled measures reported by other companies. When cash flows from segment operations is reported, a reconciliation to adjusted EBITDA is provided in the same section of the report.

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Free cash flows from continuing operating activities

Free cash flows from continuing operating activities consists of cash flows provided by continuing operating activities calculated in accordance with IFRS, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets (excluding proceeds from disposal of licences). The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and repurchase of shares. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 6 provides a reconciliation of free cash flows from continuing operating activities of the Corporation to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

KEY PERFORMANCE INDICATORS

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the cable Internet, cable television and Club illico services, and subscriber connections to the mobile telephony and cable telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for cable Internet, cable television, Club illico, mobile telephony and cable telephony services, by the total average number of RGUs from cable Internet, cable television, mobile telephony and cable telephony services, during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

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ANALYSIS OF CONSOLIDATED RESULTS OF QUEBECOR MEDIA

2018/2017 second quarter comparison

Revenues: $1.04 billion, a $4.9 million (0.5%) increase.

•                                Revenues increased in Telecommunications ($20.6 million or 2.5% of segment revenues) and in Sports and Entertainment ($0.9 million or 2.5%).

•                                Revenues decreased in Media ($13.0 million or -6.5%).

Adjusted EBITDA: $417.6 million, a $13.3 million (3.3%) increase.

•                                Adjusted EBITDA increased in Telecommunications ($24.8 million or 6.2% of segment adjusted EBITDA). There were favourable variances in Sports and Entertainment ($1.6 million or 44.4%) and at Head Office ($1.0 million).

•                                There was an unfavourable variance in Media ($14.1 million).

•                                The change in the fair value of Quebecor Media stock options resulted in a $1.8 million favourable variance in the stock-based compensation charge in the second quarter of 2018 compared with the same period of 2017. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $1.6 million unfavourable variance in the Corporation’s stock-based compensation charge in the second quarter of 2018.

Net income attributable to shareholders: $128.1 million in the second quarter of 2018, compared with $238.3 million in the same period of 2017, a $110.2 million decrease.

•                                The main unfavourable variances were:

o                     $87.8 million gain on the sale of a spectrum licence recognized in the second quarter of 2017, including $43.9 million without any tax consequences;

o                     $38.9 million increase in the income tax expense;

o                     $8.4 million unfavourable variance in income from discontinued operations;

o                     $6.9 million increase in the depreciation and amortization charge.

•                                The main favourable variances were:

o                     $13.3 million increase in adjusted EBITDA;

o                     $9.8 million favourable variance in the charge for restructuring of operations, litigation and other items;

o                     $4.2 million decrease in financial expenses;

o                     $2.6 million favourable variance in non-controlling interest;

o                     $1.9 million favourable variance in gains and losses on valuation and translation of financial instruments.

Depreciation and amortization charge: $179.5 million in the second quarter of 2018, a $6.9 million increase due mainly to the impact of capital expenditures in the Telecommunications segment, including depreciation of investments in wired and wireless networks and computer systems, as well as the impact of changes to the depreciation period for some telecommunications network components.

Financial expenses: $68.7 million in the second quarter of 2018, a $4.2 million decrease caused mainly by higher interest revenues generated by liquidity and by interest revenues from Quebecor under loan agreements made in the second quarter of 2018.

Gain on valuation and translation of financial instruments: $0.7 million in the second quarter of 2018 compared with a $1.2 million loss in the second quarter of 2017, a $1.9 million favourable variance.

Charge for restructuring of operations, litigation and other items: $2.0 million in the second quarter of 2018 compared with $11.8 million in the same period of 2017, a $9.8 million favourable variance.

•                                A $2.0 million net charge was recognized in the second quarter of 2018 in connection with cost-reduction initiatives in the Corporation’s various segments.

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•                                An $11.8 million net charge was recognized in the second quarter of 2017 in connection with cost-reduction initiatives in the Corporation’s various segments and customer migration from analog to digital service in the Telecommunications segment.

Gain on sale of spectrum licences: $87.8 million in the second quarter of 2017.

•                                On June 20, 2017, Videotron sold its AWS-1 spectrum licence in the Toronto metropolitan area to Rogers Communications Inc. (“Rogers”) for a cash consideration of $184.2 million, pursuant to the transfer option held by Videotron since 2013. An $87.8 million gain was recognized on the sale.

Income tax expense: $43.2 million in the second quarter of 2018 (effective tax rate of 25.7%) compared with $4.3 million in the same period of 2017 (effective tax rate of 2.3%). The $38.9 million unfavourable variance was caused mainly by recognition in the second quarter of 2017 of benefits arising from prior year tax losses, partially offset by the impact of the decrease in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

2018/2017 year-to-date comparison

Revenues: $2.05 billion, a $10.1 million (0.5%) increase.

•                                Revenues increased in Telecommunications ($39.0 million or 2.4% of segment revenues).

•                                Revenues decreased in Media ($23.9 million or -6.2%) and in Sports and Entertainment ($0.2 million or -0.3%).

Adjusted EBITDA: $825.1 million, a $46.8 million (6.0%) increase.

•                                Adjusted EBITDA increased in Telecommunications ($51.4 million or 6.6% of segment adjusted EBITDA). There were favourable variances in Sports and Entertainment ($0.3 million) and at Head Office ($8.1 million). The change at Head Office was mainly due to lower compensation costs.

•                                There was an unfavourable variance in Media ($13.0 million).

•                                The change in the fair value of Quebecor Media stock options resulted in a $1.0 million favourable variance in the stock-based compensation charge in the first half of 2018 compared with the same period of 2017. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $0.2 million unfavourable variance in the Corporation’s stock-based compensation charge in the first half of 2018.

Net income attributable to shareholders: $239.9 million in the first half of 2018, compared with $340.5 million in the same period of 2017, a $100.6 million decrease.

•                                The main unfavourable variances were:

o                     $87.8 million gain on the sale of a spectrum licence recognized in the first half of 2017, including $43.9 million without any tax consequences;

o                     $50.8 million increase in the income tax expense;

o                     $17.0 million increase in the depreciation and amortization charge;

o                     $8.4 million unfavourable variance in income from discontinued operations;

o                     $7.6 million unfavourable variance in the charge for restructuring of operations, litigation and other items.

•                                The main favourable variances were:

o                     $46.8 million increase in adjusted EBITDA;

o                     $15.6 million favourable variance in the loss on debt refinancing;

o                     $6.6 million decrease in financial expenses.

Depreciation and amortization charge: $358.8 million, a $17.0 million increase due essentially to the same factors as those noted above in the 2018/2017 second quarter comparison.

Financial expenses: $137.4 million, a $6.6 million decrease caused mainly by higher interest revenues generated by liquidity, interest revenues from Quebecor under loan agreements made in the second quarter of 2018, and lower average indebtedness,

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partially offset by higher average interest on the debt and an unfavourable variance in gains and losses on foreign currency translation of short-term monetary items.

Loss on valuation and translation of financial instruments: $0.7 million in the first half of 2018, compared with $0.9 million in the same period of 2017, a $0.2 million favourable variance.

Charge for restructuring of operations, litigation and other items: $8.5 million in the first half of 2018, compared with $0.9 million in the same period of 2017, a $7.6 million unfavourable variance.

•                                An $8.5 million net charge was recognized in the first half of 2018 in connection with cost-reduction initiatives in the Corporation’s various segments.

•                                A $0.9 million net charge was recognized in the first half of 2017 in connection with cost-reduction initiatives in the Corporation’s various segments, customer migration from analog to digital service in the Telecommunications segment, and developments in legal disputes.

Gain on sale of spectrum licences: $87.8 million in the first half of 2017, as explained in the 2018/2017 second quarter comparison above.

Loss on debt refinancing: $15.6 million in the first half of 2017.

•                                On May 1, 2017, Videotron redeemed $125.0 million aggregate principal amount of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021 at a redemption price of 103.438% of their principal amount, in accordance with a notice issued on March 31, 2017. A $5.2 million loss was recorded in the consolidated statement of income in the first half of 2017 in connection with this redemption.

•                                On May 1, 2017, Quebecor Media redeemed the entirety of its outstanding 7.375% Senior Notes issued on January 5, 2011 and maturing on January 15, 2021, in the aggregate principal amount of $325.0 million, at a redemption price of 102.458% of their principal amount, in accordance with a notice issued on March 31, 2017. A $10.4 million loss was recorded in the consolidated statement of income in the first half of 2017 in connection with this redemption.

Income tax expense: $84.7 million in the first half of 2018 (effective tax rate of 26.5%) compared with $33.9 million in the same period of 2017 (effective tax rate of 11.2%). The $50.8 million unfavourable variance was caused mainly by recognition in the first half of 2017 of benefits arising from prior year tax losses and the impact of the increase in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

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SEGMENTED ANALYSIS

Telecommunications

Second quarter 2018 operating results

Revenues: $847.2 million in the second quarter of 2018, a $20.6 million (2.5%) increase.

•                                Revenues from the mobile telephony service increased $14.9 million (12.9%) to $130.7 million, essentially due to an increase in the number of subscriber connections.

•                                Revenues from Internet access services increased $14.9 million (5.8%) to $271.6 million, mainly as a result of higher per-subscriber revenues, reflecting, among other things, the favourable impact of increases in some rates and of the product mix, as well as customer growth, including business from Internet resellers, partially offset by a decrease in overage charges.

•                                Combined revenues from all cable television services decreased $1.4 million (-0.6%) to $251.5 million, due primarily to the impact of a net decrease in the customer base, a decrease in video-on-demand and pay-per-view orders, and the unfavourable product mix, partially offset by higher per-customer revenues due in part to increases in some rates, and by increased revenues from the leasing of digital set-top boxes.

•                                Revenues from the cable telephony service decreased $7.5 million (-7.5%) to $92.7 million, mainly because of the impact of a net decrease in subscriber connections and lower long-distance revenues, partially offset by higher per-connection revenues.

•                                Revenues from Club illico increased $1.8 million (18.4%) to $11.6 million, essentially because of subscriber growth.

•                                Revenues of Videotron Business increased $0.2 million (0.6%) to $31.7 million.

•                                Revenues from customer equipment sales decreased $1.9 million (-3.4%) to $54.0 million, mainly because of decreased sales of digital set-top boxes and lower net revenues per mobile device.

•                                Revenues of the Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) retail chain decreased $0.4 million (-23.5%) to $1.3 million, mainly because of store closings.

•                                Other revenues decreased $0.1 million (-4.3%) to $2.2 million.

Videotron’s total ABPU was $49.68 in the second quarter of 2018, compared with $48.12 in the same period of 2017, a $1.56 (3.2%) increase. Mobile ABPU was $53.70 in the second quarter of 2018, compared with $53.32 in the same period of 2017, a $0.38 (0.7%) increase.

Customer statistics

RGUs – The total number of RGUs was 5,899,400 at June 30, 2018, a decrease of 1,000 from the end of the first quarter of 2018 (compared with an increase of 400 in the same period of 2017), and a 12-month increase of 103,600 (1.8%) (Table 2).

Mobile telephony service – The number of subscriber connections to the mobile telephony service stood at 1,079,200 at June 30, 2018, an increase of 31,900 (3.0%) from the end of the first quarter of 2018 (compared with an increase of 32,400 in the same period of 2017), and a 12-month increase of 125,900 (13.2%) (Table 2).

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,674,100 at June 30, 2018, a decrease of 500 from the end of the first quarter of 2018 (compared with a decrease of 900 in the same period of 2017), and a 12-month increase of 46,900 (2.9%) (Table 2). As of June 30, 2018, Videotron’s cable Internet access services had a household and business penetration rate (number of subscribers as a proportion of the total 2,891,700 homes and businesses passed by Videotron’s network as of June 30, 2018, up from 2,859,200 one year earlier) of 57.9% compared with 56.9% a year earlier.

Cable television – The combined customer base for all of Videotron’s cable television services decreased by 19,500 (-1.2%) from the end of the first quarter of 2018 (compared with a decrease of 23,900 in the same period of 2017), and by 50,700 (-3.1%) in the 12-month period ended June 30, 2018 (Table 2). At the end of the second quarter of 2018, Videotron had 1,606,000 subscribers to its cable television services. The household and business penetration rate was 55.5% versus 57.9% a year earlier.

•                                As of June 30, 2018, the number of subscribers to the illico Digital TV service stood at 1,606,000, a decrease of 19,500 (-1.2%) from the end of the first quarter of 2018 (compared with an increase of 1,700 in the same quarter of 2017), and a 12-month increase of 9,200 (0.6%). As of June 30, 2018, illico Digital TV had a household and business penetration rate of 55.5% versus 55.8% a year earlier.

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•                                As of June 30, 2018, substantially all subscribers to the analog cable television service had migrated to digital service.

Cable telephony service – The number of subscriber connections to the cable telephony service stood at 1,148,200 at June 30, 2018, a decrease of 21,400 (-1.8%) from the end of the first quarter of 2018 (compared with a decrease of 20,300 in the same period of 2017), and a 12-month decrease of 72,800 (-6.0%) (Table 2). At June 30, 2018, the cable telephony service had a household and business penetration rate of 39.7% versus 42.7% a year earlier.

Club illico – The number of subscribers to Club illico stood at 391,900 at June 30, 2018, an increase of 8,500 (2.2%) from the end of the first quarter of 2018 (compared with an increase of 13,100 in the same period of 2017), and a 12-month increase of 54,300 (16.1%) (Table 2).

Table 2

Telecommunications segment quarter-end RGUs for the last eight quarters

(in thousands of units)

	June 2018	March 2018	Dec. 2017	Sept. 2017	June 2017	March 2017	Dec. 2016	Sept. 2016

Mobile telephony	1,079.2	1,047.3	1,024.0	990.3	953.3	920.9	893.9	867.7
Cable Internet	1,674.1	1,674.6	1,666.5	1,654.1	1,627.2	1,628.1	1,612.8	1,596.1
Cable television:
Analog	–	–	–	45.1	59.9	85.5	103.8	124.9
Digital	1,606.0	1,625.5	1,640.5	1,603.9	1,596.8	1,595.1	1,587.1	1,570.8
	1,606.0	1,625.5	1,640.5	1,649.0	1,656.7	1,680.6	1,690.9	1,695.7
Cable telephony	1,148.2	1,169.6	1,188.5	1,205.4	1,221.0	1,241.3	1,253.1	1,265.1
Club illico	391.9	383.4	361.6	347.4	337.6	324.5	314.7	278.5
Total	5,899.4	5,900.4	5,881.1	5,846.2	5,795.8	5,795.4	5,765.4	5,703.1

Adjusted EBITDA: $422.6 million, a $24.8 million (6.2%) increase due primarily to:

•                                impact of the net revenue increase;

•                                lower roaming fees resulting from a CRTC decision in the first quarter of 2018.

Partially offset by:

•                                increases in some operating expenses, including administrative, advertising and marketing costs.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 50.1% in the second quarter of 2018 compared with 51.9% in the same period of 2017, consisting mainly of the fixed component of costs, which does not fluctuate in proportion to revenue growth.

Year-to-date operating results

Revenues: $1.67 billion, a $39.0 million (2.4%) increase, essentially due to the same factors as those noted above in the discussion of second quarter 2018 results.

•                                Revenues from mobile telephony service increased $29.8 million (13.1%) to $256.6 million.

•                                Revenues from Internet access services increased $26.1 million (5.1%) to $533.2 million.

•                                Combined revenues from all cable television services decreased $4.0 million (-0.8%) to $500.1 million.

•                                Revenues from cable telephony service decreased $15.0 million (-7.4%) to $187.8 million.

•                                Revenues from Club illico increased $3.9 million (20.7%) to $22.7 million.

•                                Revenues of Videotron Business increased $0.5 million (0.8%) to $63.4 million.

•                                Revenues from customer equipment sales decreased $1.5 million (-1.5%) to $99.5 million.

•                                Revenues of the Le SuperClub Vidéotron retail chain decreased $0.5 million (-15.2%) to $2.8 million.

10

•                                Other revenues decreased $0.2 million (-4.3%) to $4.5 million.

Videotron’s total ABPU was $49.25 in the first half of 2018 compared with $47.76 in the same period of 2017, a $1.49 (3.1%) increase. Mobile ABPU was $53.48 in the first half of 2018 compared with $52.99 in the same period of 2017, a $0.49 (0.9%) increase.

Customer statistics

RGUs – 18,300 (0.3%) unit increase in the first half of 2018 compared with an increase of 30,400 in the same period of 2017.

Mobile telephony – 55,200 (5.4%) subscriber-connection increase in the first half of 2018 compared with an increase of 59,400 in the same period of 2017.

Cable Internet access – 7,600 (0.5%) customer increase in the first half of 2018 compared with an increase of 14,400 in the same period of 2017.

Cable television – 34,500 (-2.1%) decrease in the combined customer base for all of Videotron’s cable television services in the first half of 2018 compared with a decrease of 34,200 in the same period of 2017.

•                                Subscriptions to illico Digital TV service decreased by 34,500 (-2.1%) in the first half of 2018 compared with an increase of 9,700 in the same period of 2017.

•                                Subscriptions to analog cable television services decreased by 43,900 in the first half of 2017.

Cable telephony – 40,300 (-3.4%) subscriber-connection decrease in the first half of 2018 compared with a decrease of 32,100 in the same period of 2017.

Club illico – 30,300 (8.4%) subscriber increase in the first half of 2018 compared with an increase of 22,900 in the same period of 2017.

Adjusted EBITDA: $833.1 million, a $51.4 million (6.6%) increase due primarily to:

•                                impact of the net revenue increase;

•                                favourable variance related to an adjustment recorded in the first half of 2018 arising from the CRTC decision on roaming fees issued during the first quarter of 2018.

Partially offset by:

•                                increases in some operating expenses, including administrative, engineering and advertising costs.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 50.1% in the first half of 2018 compared with 52.1% in the same period of 2017, mainly because of the fixed component of costs, which does not fluctuate in proportion to revenue growth, and the favourable adjustment related to roaming fees recorded in the first half of 2018.

Cash flows from operations

Quarterly cash flows from segment operations: $264.6 million, compared with $226.4 million in the second quarter of 2017 (Table 3). The $38.2 million increase was due to the $24.8 million increase in adjusted EBITDA and a $24.5 million decrease in additions to property, plant and equipment because of reduced investment in wired and wireless networks, partially offset by an $11.8 million increase in additions to intangible assets, mainly reflecting spending on the Internet Protocol Television (“IPTV”) project and IT systems.

Year-to-date cash flows from segment operations: $480.7 million compared with $415.3 million in the first half of 2017 (Table 3). The $65.4 million increase was due to the $51.4 million increase in adjusted EBITDA and a $46.5 million decrease in additions to property, plant and equipment because of reduced investments in wired and wireless networks and in customer equipment, partially offset by a $33.2 million increase in additions to intangible assets, mainly reflecting spending on the IPTV project and IT systems.

11

Table 3: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

		With adoption of IFRS 15[1]					Without IFRS 15[2]
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017	2018	2017	2018	2017

Adjusted EBITDA	$422.6	$397.8	$833.1	$781.7	$419.7	$388.8	$837.6	$765.9
Additions to property, plant and equipment	(122.7)	(147.2)	(262.5)	(309.0)	(122.7)	(147.2)	(262.5)	(309.0)
Additions to intangible assets	(36.6)	(24.8)	(91.6)	(58.4)	(36.6)	(24.8)	(91.6)	(58.4)
Proceeds from disposal of assets (excluding proceeds from disposal of licences)	1.3	0.6	1.7	1.0	1.3	0.6	1.7	1.0
Cash flows from segment operations	$264.6	$226.4	$480.7	$415.3	$261.7	$217.4	$485.2	$399.5

1              Non-IFRS measures presented in these columns are calculated based on new IFRS 15 rules adopted by the Corporation on a retroactive basis and described under “Changes in Accounting Policies.”

2              Non-IFRS measures presented in these columns are calculated based on the Corporation’s former accounting policies with respect to revenue recognition, i.e. without the impact of IFRS 15 adoption.

Media

Second quarter 2018 operating results

Revenues: $186.5 million in the second quarter of 2018, a $13.0 million (-6.5%) decrease.

•                               Broadcasting revenues decreased by $8.8 million (-7.5%), essentially because of lower advertising revenues at TVA Network and TVA Sports, as well as lower subscription revenues at TVA Sports.

•                               Film production and audiovisual service revenues increased by $0.3 million (2.1%), mainly because of:

o                        impact of acquisition of the assets of Mobilimage inc. in January 2018;

o                        higher revenues from soundstage and equipment leasing, and from postproduction.

Partially offset by:

o                        lower revenues from visual effects.

•                               Newspaper publishing revenues decreased $2.3 million (-4.9%).

o                        Advertising revenues decreased 10.9%; circulation revenues decreased 2.0%; digital revenues decreased 2.9%; combined revenues from commercial printing and other sources increased 3.4%.

•                               Magazine publishing revenues decreased by $3.6 million (-15.2%), primarily as a result of lower advertising revenues and the sale of a publication.

•                               Revenues of Quebecor Media Out of Home increased by $1.0 million (21.3%), essentially because of higher advertising revenues.

Negative adjusted EBITDA: $0.7 million in the second quarter of 2018, compared with adjusted EBITDA in the amount of $13.4 million in the same period of 2017, a $14.1 million unfavourable variance.

•                               There was a $13.4 million unfavourable variance in negative adjusted EBITDA from broadcasting operations, mainly because of the impact of the revenue decrease and higher content costs at TVA Sports.

•                               Adjusted EBITDA from film production and audiovisual services was stable.

•                               Adjusted EBITDA from newspaper publishing increased by $0.4 million (30.8%), due primarily to the favourable impact of cost reductions generated by restructuring initiatives and decreased administration and promotion costs, which outweighed the effect of the revenue decrease and increased spending on digital activities.

•                               Adjusted EBITDA from magazine publishing decreased by $1.5 million (-37.5%), mainly because of the impact of the decrease in revenues, partially offset by cost reductions related to restructuring initiatives and lower operating expenses, including selling, subscription and printing expenses.

•                               Adjusted EBITDA from Quebecor Media Out of Home increased by $0.7 million (77.8%), primarily as a result of the favourable impact of the revenue increase.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 100.4% in the second quarter of 2018 compared with 93.3% in the same period of 2017, mainly because of higher content costs at TVA Sports, partially offset by the impact of restructuring and cost-reduction initiatives.

Year-to-date operating results

Revenues: $359.7 million in the first half of 2018, a $23.9 million (-6.2%) decrease.

•                               Broadcasting revenues decreased by $12.3 million (-5.4%), due essentially to the same factors as those noted above in the discussion of second quarter 2018 operating results.

•                               Revenues from film production and audiovisual services increased by $0.2 million (0.8%), due essentially to the same factors as those noted above in the discussion of second quarter 2018 operating results.

•                               Newspaper publishing revenues decreased $4.6 million (-5.0%).

o                        Advertising revenues decreased 10.5%; circulation revenues decreased 2.0%; digital revenues decreased 6.2%; combined revenues from commercial printing and other sources increased 3.0%.

•                               Magazine publishing revenues decreased by $6.6 million (-14.6%), due essentially to the same factors as those noted above in the discussion of second quarter 2018 operating results.

•                               Revenues of Quebecor Media Out of Home increased by $1.3 million (18.3%), mainly because of higher advertising revenues.

Negative adjusted EBITDA: $1.8 million in the first half of 2018, compared with adjusted EBITDA in the amount of $11.2 million in the same period of 2017, a $13.0 million unfavourable variance.

•                               There was an $11.6 million unfavourable variance in negative adjusted EBITDA from broadcasting operations, mainly because of the impact of the revenue decrease and increases in some content costs.

•                               Adjusted EBITDA from film production and audiovisual services increased by $0.6 million (150.0%), due primarily to decreases in some operating expenses, including administrative expenses, and the impact of the revenue increase.

•                               Adjusted EBITDA from newspaper publishing decreased by $1.6 million, mainly because of the impact of the revenue decrease and spending on digital activities, partially offset by the reduction in operating expenses, resulting from, among other things, the impact of restructuring initiatives.

•                               Adjusted EBITDA from magazine publishing decreased by $1.0 million (-23.3%), mainly because of the same factors as those noted above in the discussion of second quarter 2018 operating results.

•                               There was a $1.2 million favourable variance in the adjusted EBITDA of Quebecor Media Out of Home due to the impact of the revenue increase.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 100.5% in the first half of 2018 compared with 97.1% in the same period of 2017, mainly because of the unfavourable variance in revenues, which generated a negative adjusted EBITDA despite the impact of restructuring and cost-reduction initiatives.

Cash flows from operations

Quarterly cash flows from segment operations: Negative $7.3 million compared with positive $5.3 million in the second quarter of 2017 (Table 4). The $12.6 million unfavourable variance was due primarily to the $14.1 million unfavourable variance in adjusted EBITDA.

Year-to-date cash flows from segment operations: Negative $14.9 million compared with negative $3.6 million in the first half of 2017 (Table 4). The $11.3 million unfavourable variance was due primarily to the $13.0 million unfavourable variance in adjusted EBITDA.

Table 4: Media

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017

Adjusted EBITDA (negative adjusted EBITDA)	$(0.7)	$13.4	$(1.8)	$11.2
Additions to property, plant and equipment	(5.6)	(6.7)	(10.6)	(12.7)
Additions to intangible assets	(1.0)	(1.4)	(2.5)	(2.1)
Cash flows from segment operations (negative cash flows from segment operations)	$(7.3)	$5.3	$(14.9)	$(3.6)

Sports and Entertainment

Second quarter 2018 operating results

Revenues: $36.9 million in the second quarter of 2018, a $0.9 million (2.5%) increase.

•                            Revenues from sports and concerts increased by $1.4 million (35.0%), mainly because of an increase in the number of concerts at the Videotron Centre and higher hockey revenues.

•                            Book distribution and publishing revenues decreased by $0.7 million (-3.0%), primarily as a result of lower revenues from educational publishing and general literature.

•                            Music distribution and production revenues increased by $0.3 million (3.5%), primarily as a result of higher distribution revenues.

Negative adjusted EBITDA: $2.0 million in the second quarter of 2018, compared with $3.6 million in the same period of 2017, a $1.6 million favourable variance.

•                            There was a $1.5 million favourable variance in negative adjusted EBITDA from sports and concerts, mainly because of the impact of the revenue increase.

•                            Adjusted EBITDA from book distribution and publishing increased by $0.1 million (4.5%).

•                            Negative adjusted EBITDA from music distribution and production was stable.

Year-to-date operating results

Revenues: $74.1 million, a $0.2 million (-0.3%) decrease from the same period of 2017.

•                            Revenues from sports and concerts increased by $1.6 million (10.4%), mainly because of the successful coproduction Saturday Night Fever at the Capitole de Québec and at Théâtre Saint-Denis in Montréal, and increased hockey revenues, partially offset by a decrease in revenues from sporting events.

•                            Book distribution and publishing revenues decreased by $2.1 million (-5.0%), primarily as a result of lower revenues from general literature and educational publishing, combined with lower volumes in bookstore distribution.

•                            Music distribution and production revenues increased by $0.2 million (1.2%).

Negative adjusted EBITDA: $4.1 million in the first half of 2018, compared with $4.4 million in the same period of 2017, a $0.3 million favourable variance.

•                            There was a $1.0 million favourable variance in negative adjusted EBITDA from sports and concerts, mainly because of the impact of the revenue increase, partially offset by higher concert production costs and operating expenses related to hockey.

•                            Adjusted EBITDA from book distribution and publishing decreased by $0.5 million (-31.3%), due mainly to the impact of the revenue decrease, partially offset by decreases in some operating expenses, including selling and administrative expenses.

•                            There was a $0.2 million unfavourable variance in negative adjusted EBITDA from music production, due primarily to increased operating expenses, including labour costs, partially offset by the impact of the revenue increase.

Cash flows from operations

Quarterly cash flows from segment operations: Negative $3.1 million compared with negative $5.3 million in the second quarter of 2017 (Table 5). The $2.2 million favourable variance was due to the $1.6 million decrease in negative adjusted EBITDA and a $0.6 million decrease in additions to property, plant and equipment and to intangible assets.

Year-to-date cash flows from segment operations: Negative $6.4 million compared with negative $6.6 million in the first half of 2017 (Table 5). The $0.2 million favourable variance was due primarily to the $0.3 million decrease in negative adjusted EBITDA.

Table 5: Sports and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017

Negative adjusted EBITDA	$(2.0)	$(3.6)	$(4.1)	$(4.4)
Additions to property, plant and equipment	(0.3)	(0.5)	(0.5)	(0.6)
Additions to intangible assets	(0.8)	(1.2)	(1.8)	(1.6)
Negative cash flows from segment operations	$(3.1)	$(5.3)	$(6.4)	$(6.6)

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Second quarter 2018

Cash flows provided by continuing operating activities: $342.1 million in the second quarter of 2018 compared with $343.3 million in the same period of 2017, a $1.2 million unfavourable variance.

•                                The main unfavourable variances were:

o   $34.2 million increase in current income taxes in the second quarter of 2018 compared with the same quarter of 2017, mainly because of recognition of tax benefits in the second quarter of 2017;

o   $14.1 million unfavourable variance in the Media segment’s adjusted EBITDA.

•                                The main favourable variances were:

o   $24.8 million increase in the Telecommunications segment’s adjusted EBITDA;

o   $8.7 million favourable change in non-cash operating assets and liabilities, due primarily to favourable variances in income tax receivable and payable, provisions and inventory, partially offset by unfavourable variances in accounts payable and accrued charges;

o   $9.8 million favourable variance in the cash portion of restructuring of operations, litigation and other items;

o   $4.2 million decrease in the cash portion of financial expenses.

Year to date

Cash flows provided by continuing operating activities: $639.7 million in the first half of 2018 compared with $499.1 million in the same period of 2017.

•                                The $140.6 million increase was primarily due to:

o   $190.2 million favourable change in non-cash operating assets and liabilities, due primarily to favourable variances in income tax receivable and payable, provisions and inventory, partially offset by unfavourable variances in accounts payable and accrued charges;

o   $51.4 million increase in the Telecommunications segment’s adjusted EBITDA;

o   $8.1 million favourable variance in the negative adjusted EBITDA at Head Office;

o   $6.6 million decrease in the cash portion of financial expenses.

Partially offset by:

o   $90.6 million increase in current income taxes in the first half of 2018 compared with the same period of 2017, mainly because of recognition of tax benefits in the first half of 2017;

o   $13.0 million unfavourable variance in the Media segment’s adjusted EBITDA;

o   $7.6 million unfavourable variance in the cash portion of restructuring of operations, litigation and other items.

The Telecommunications segment’s increased profitability, the favourable variance in income tax receivable and payable, and favourable variances in provisions and inventory in the Telecommunications segment had a favourable impact on cash flows provided by continuing operating activities in the first half of 2018 compared with the same period of 2017, while the unfavourable variance in accounts payable and accrued charges, and the decrease in the Media segment’s adjusted EBITDA, had an unfavourable impact.

Working capital: Negative $139.3 million at June 30, 2018 compared with positive $747.6 million at December 31, 2017. The $886.9 million decrease was due primarily to the use of cash and cash equivalents for the repurchase of Quebecor Media

Common Shares held by CDP Capital, as well as the increase in net income tax payable, partially offset by a decrease in accounts payable.

Investing activities

Second quarter 2018

Additions to property, plant and equipment: $133.5 million in the second quarter of 2018 compared with $154.5 million in the same period of 2017. The $21.0 million decrease was due to decreased investments in wired and wireless networks in the Telecommunications segment.

Additions to intangible assets: $38.6 million in the second quarter of 2018 compared with $28.0 million in the same period of 2017. The $10.6 million increase was due primarily to spending on the IPTV project and IT systems in the Telecommunications segment.

Proceeds from disposal of assets: $1.3 million in the second quarter of 2018, compared with $184.9 million in the same period of 2017, a $183.6 million unfavourable variance.

•          In the second quarter of 2017, Videotron sold its AWS-1 spectrum licence in the Toronto metropolitan area to Rogers for a cash consideration of $184.2 million.

Business acquisitions: Cash inflows of $1.3 million in the second quarter of 2018 compared with business acquisitions in the amount of $0.2 million in the same period of 2017.

Loans to the parent company: $362.0 million in the second quarter of 2018.

•          On June 29, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $262.0 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 5.50% and maturing in June 2021. On the same day, Quebecor drew down the full amount of $262.0 million on the subordinated loan agreement.

•          On April 3, 2018, Quebecor entered into loan agreements with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $75.0 million non-revolving unsubordinated and unsecured loan and a $75.0 million non-revolving subordinated and unsecured loan. The unsubordinated and subordinated loans bear interest at a rate of 5.25% and 5.50%, respectively, and mature in April 2021. On the same day, Quebecor drew down the full amount of $75.0 million of the unsubordinated loan and an amount of $25.0 million on the subordinated loan agreement.

Year to date

Additions to property, plant and equipment: $278.6 million in the first half of 2018 compared with $322.7 million in the same period of 2017. The $44.1 million decrease was due to decreased investments in wired and wireless networks and in customer equipment in the Telecommunications segment.

Additions to intangible assets: $95.5 million in the first half of 2018 compared with $63.1 million in the same period of 2017. The $32.4 million increase was due to the same factors as those noted above in the discussion of second quarter 2018 results.

Proceeds from disposal of assets: $1.7 million in the first half of 2018 compared with $185.3 million in the same period of 2017. The decrease was due to the same factors as those noted above in the discussion of second quarter 2018 results.

Business acquisitions: $1.4 million in the first half of 2018 compared with $5.8 million in the same period of 2017.

•    In the first half of 2017, business acquisitions consisted mainly of payment of the $5.6 million balance payable on the acquisition of Fibrenoire inc. by the Telecommunications segment.

Loans to the parent company: $362.0 million in the first half of 2018 as explained in the discussion of the second quarter 2018 results.

Free cash flows from continuing operating activities

Second quarter 2018

Free cash flows from continuing operating activities: $171.3 million in the second quarter of 2018 compared with $161.5 million in the same period of 2017 (Table 6). The $9.8 million increase was primarily due to:

•                                $21.0 million decrease in additions to property, plant and equipment.

Partially offset by:

•                                $10.6 million increase in additions to intangible assets;

•                                $1.2 million decrease in cash flows provided by continuing operating activities.

Year to date

Free cash flows from continuing operating activities: $267.3 million in the first half of 2018 compared with $114.4 million in the same period of 2017 (Table 6). The $152.9 million increase was primarily due to:

•                                $140.6 million increase in cash flows provided by continuing operating activities;

•                                $44.1 million decrease in additions to property, plant and equipment.

Partially offset by:

•                                $32.4 million increase in additions to intangible assets.

Table 6

Cash flows provided by continuing operating activities reported in the condensed consolidated financial statements and free cash flows from continuing operating activities

(in millions of Canadian dollars)

	With adoption of IFRS 15[1]				Without IFRS 15[2]
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017	2018	2017	2018	2017
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$422.6	$397.8	$833.1	$781.7	$419.7	$388.8	$837.6	$765.9
Media	(0.7)	13.4	(1.8)	11.2	(0.7)	13.4	(1.8)	11.2
Sports and Entertainment	(2.0)	(3.6)	(4.1)	(4.4)	(2.0)	(3.6)	(4.1)	(4.4)
Head Office	(2.3)	(3.3)	(2.1)	(10.2)	(2.3)	(3.3)	(2.1)	(10.2)
	417.6	404.3	825.1	778.3	414.7	395.3	829.6	762.5
Cash interest expense[3]	(67.0)	(71.2)	(134.0)	(140.6)	(67.0)	(71.2)	(134.0)	(140.6)
Cash portion related to restructuring of operations, litigation and other items[4]	(2.0)	(11.8)	(8.5)	(0.9)	(2.0)	(11.8)	(8.5)	(0.9)
Current income taxes	(42.9)	(8.7)	(102.7)	(12.1)	(42.9)	(8.7)	(102.7)	(12.1)
Other	(1.1)	1.9	(1.6)	3.2	(1.1)	1.9	(1.6)	3.2
Net change in non-cash balances related to operating activities	37.5	28.8	61.4	(128.8)	37.5	28.8	61.4	(128.8)
Impact of IFRS 15	–	–	–	–	2.9	9.0	(4.5)	15.8
Cash flows provided by continuing operating activities	342.1	343.3	639.7	499.1	342.1	343.3	639.7	499.1

Additions to property, plant and equipment and to intangible assets, less proceeds from disposal of assets (excluding proceeds from disposal of licences):
Telecommunications	(158.0)	(171.4)	(352.4)	(366.4)	(158.0)	(171.4)	(352.4)	(366.4)
Media	(6.6)	(8.1)	(13.1)	(14.8)	(6.6)	(8.1)	(13.1)	(14.8)
Sports and Entertainment	(1.1)	(1.7)	(2.3)	(2.2)	(1.1)	(1.7)	(2.3)	(2.2)
Head Office	(5.1)	(0.6)	(4.6)	(1.3)	(5.1)	(0.6)	(4.6)	(1.3)
	(170.8)	(181.8)	(372.4)	(384.7)	(170.8)	(181.8)	(372.4)	(384.7)
Free cash flows from continuing operating activities	$171.3	$161.5	$267.3	$114.4	$171.3	$161.5	$267.3	$114.4

1    Non-IFRS measures presented in these columns are calculated based on new IFRS 15 rules adopted by the Corporation on a retroactive basis and described under “Changes in Accounting Policies.”

2    Non-IFRS measures presented in these columns are calculated based on the Corporation’s former accounting policies with respect to revenue recognition, i.e. without the impact of IFRS 15 adoption.

3    Interest on long-term debt, interest on net defined benefit liability, impact of foreign currency translation on short-term monetary items and other financial expenses (see note 5 to the condensed consolidated financial statements).

4    Restructuring of operations, litigation and other items (see note 6 to the condensed consolidated financial statements).

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $1.0 billion increase in the first half of 2018; $123.8 million net favourable variance in assets and liabilities related to derivative financial instruments. Additions to debt in the first half of 2018 essentially consisted of:

o          $816.1 million increase in Videotron’s drawings on its revolving bank credit facility;

o          $174.7 million unfavourable impact of exchange rate fluctuations. The consolidated debt increase attributable to this item was offset by an increase in the asset (or decrease in the liability) related to cross-currency swap agreements entered under “Derivative financial instruments”;

o          $27.3 million increase in the bank indebtedness of Videotron and Quebecor Media.

•           Reductions in debt in the first half of 2018 mainly consisted of:

o          current payments totalling $11.9 million on the term loan facility and other facilities of Videotron, TVA Group and Quebecor Media.

•           Assets and liabilities related to derivative financial instruments totalled a net asset of $681.5 million at June 30, 2018 compared with $557.7 million at December 31, 2017. The $123.8 million net favourable variance was mainly due to:

o          favourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Partially offset by:

o          unfavourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

On July 23, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, an $87.1 million non-revolving subordinated and unsecured loan bearing interest at a rate of 5.50% and maturing in July 2021. On the same day, Quebecor drew down the full amount of $87.1 million on the subordinated loan agreement.

On May 8, 2018, Quebecor and Quebecor Media entered into an agreement with CDP Capital to repurchase all of the share capital of Quebecor Media still held by CDP Capital, representing an 18.47% stake in Quebecor Media, for a value of $1.69 billion. On May 11 and June 22, 2018, Quebecor Media repurchased for cancellation a total of 16,064,215 of its Common Shares held by CDP Capital, representing approximately 91.1% of the CDP Capital interest before closing, for a total aggregate purchase price of $1.54 billion, paid in cash. All repurchased shares were cancelled. On June 22, 2018, Quebecor purchased 1,564,696 Common Shares of Quebecor Media held by CDP Capital, representing approximately 8.9% of the CDP Capital interest before closing, in consideration of the issuance of $150.0 million aggregate principal amount of convertible debentures of Quebecor. After the completion of these transactions, Quebecor Media became a wholly owned subsidiary of Quebecor.

Financial position

Net available liquidity: $425.7 million at June 30, 2018 for Quebecor Media and its wholly owned subsidiaries, consisting of $451.9 million in available unused revolving credit facilities less $26.2 million in bank indebtedness.

Consolidated debt (long-term debt plus bank indebtedness): $6.31 billion at June 30, 2018, a $1.0 billion increase compared with December 31, 2017; $123.8 million net favourable variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•           Consolidated debt essentially consisted of Videotron’s $4.20 billion debt ($3.27 billion at December 31, 2017); TVA Group’s $57.9 million debt ($62.6 million at December 31, 2017); and Quebecor Media’s $2.05 billion debt ($1.98 billion at December 31, 2017).

As at June 30, 2018, minimum principal payments on long-term debt in the coming years were as follows:

Table 7

Minimum principal payments on Quebecor Media’s long-term debt

12-month periods ended June 30

(in millions of Canadian dollars)

2019	14.4
2020	51.0
2021	429.8
2022	812.4
2023	2,666.9
2024 and thereafter	2,351.0
Total	$6,325.5

From time to time, Quebecor Media may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of Quebecor Media’s consolidated debt was approximately 5.3 years as of June 30, 2018 (6.1 years as of December 31, 2017). As at June 30, 2018, after taking into account hedging instruments, the debt consisted of approximately 75.1% fixed-rate debt (87.7% as of December 31, 2017) and 24.9% floating-rate debt (12.3% as of December 31, 2017).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt repayments, pension plan contributions, share repurchases, dividends or distributions to shareholders in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in those financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted EBITDA). At June 30, 2018, the Corporation was in compliance with all required financial ratios.

Dividends

•          On May 7, 2018, the Board of Directors of Quebecor Media declared a dividend in the amount $25.0 million, which was paid to shareholders on May 8, 2018.

•          On August 8, 2018, the Board of Directors of Quebecor Media declared a dividend in the amount $25.0 million, which was paid to shareholders on August 9, 2018.

Board of Directors

•           The terms of Jean La Couture, Director and Chair of the Audit Committee of the Corporation since May 2003, and of Pierre Dion, Director and Chair of the Board of Directors of the Corporation, expired on May 8, 2018. Chantal Bélanger was elected a Director of the Corporation.

Analysis of consolidated balance sheet as at June 30, 2018

Table 8

Consolidated balance sheet of Quebecor Media

Analysis of main differences between June 30, 2018 and December 31, 2017

(in millions of Canadian dollars)

	June 30, 2018	Dec. 31, 2017	Difference	Main reasons for difference

Assets
Cash and cash equivalents	$8.0	$864.9	$(856.9)	Use of cash and cash equivalents for the repurchase of Quebecor Media Common Shares held by CDP Capital
Inventory	160.2	188.1	(27.9)	Impact of current variances in activity
Property, plant and equipment	3,491.1	3,554.3	(63.2)	Depreciation for the period less additions to property, plant and equipment on an accrual basis
Intangible assets	1,012.4	983.1	29.3	Investment in the IPTV project and IT systems by the Telecommunications segment on an accrual basis less amortization for the period
Loan to parent corporation	362.0	–	362.0	See “Investing activities”
Derivative financial instruments[1]	681.5	557.7	123.8	See “Financing activities”

Liabilities
Accounts payable and accrued charges	616.4	725.6	(109.2)	Impact of current variances in activity
Income taxes[2]	73.0	(16.0)	89.0	Current income taxes for the period
Long-term debt, including short-term portion and bank indebtedness	6,314.9	5,311.7	1,003.2	See “Financing activities”
Deferred income tax[3]	670.8	690.9	(20.1)	Income tax recovery reported under income and “Other comprehensive income”

1     Long-term assets less long-term liabilities.

2     Current liabilities less current assets.

3     Long-term liabilities less long-term assets.

ADDITIONAL INFORMATION

Contractual Obligations

At June 30, 2018, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 9 below shows a summary of these contractual obligations.

Table 9

Contractual obligations of Quebecor Media as of June 30, 2018

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more

Long-term debt[1]	$6,325.5	$14.4	$480.8	$3,479.3	$2,351.0
Interest payments[2]	1,586.1	248.5	581.1	456.3	300.2
Operating leases	236.7	49.8	57.4	30.9	98.6
Additions to property, plant and equipment and other commitments	1,376.7	233.9	357.3	298.7	486.8
Derivative financial instruments[3]	(732.0)	0.4	(89.1)	(534.0)	(109.3)
Total contractual obligations	$8,793.0	$547.0	$1,387.5	$3,731.2	$3,127.3

1               The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

2               Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of June 30, 2018.

3               Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the second quarter of 2018, the Corporation made purchases and incurred rent charges with the parent corporation and affiliated companies in the amount of $2.5 million ($2.3 million in the same period of 2017), which are included in purchase of goods and services. The Corporation made sales to an affiliated corporation in the amount of $0.7 million ($0.2 million in the same period of 2017). These transactions were accounted for at the consideration agreed between the parties.

During the first six months of 2018, the Corporation made purchases and incurred rent charges with the parent corporation and affiliated companies in the amount of $5.0 million ($4.6 million in the same period of 2017), which are included in purchase of goods and services. The Corporation made sales to an affiliated corporation in the amount of $1.3 million ($0.9 million in the same period of 2017). These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation.

During the second quarter of 2018, the Corporation received an amount of $0.6 million, which is included as a reduction in employee costs ($0.5 million in the same period of 2017), and incurred management fees of $0.5 million ($0.5 million in the same period of 2017) with shareholders.

During the first six months of 2018, the Corporation received an amount of $1.2 million, which is included as a reduction in employee costs ($1.1 million in the same period of 2017), and incurred management fees of $1.1 million ($1.1 million in the same period of 2017) with shareholders.

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, and (ii) to achieve a targeted balance of fixed- and floating-rate debts. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of June 30, 2018 and December 31, 2017 were as follows:

Table 10

Fair value of long-term debt and derivative financial instruments
(in millions of Canadian dollars)

	June 30, 2018		December 31, 2017
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(6,325.5)	$(6,431.1)	$(5,346.7)	$(5,658.0)
Derivative financial instruments
Foreign exchange forward contracts	4.3	4.3	(4.5)	(4.5)
Cross-currency interest rate swaps	677.2	677.2	562.2	562.2

1               The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk and financing fees.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

The gains and losses on valuation and translation of financial instruments in the second quarters and first halves of 2018 and 2017 are summarized in Table 11.

Table 11

(Gain) loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017

(Gain) loss on the ineffective portion of fair value hedges	$(0.7)	$1.2	$(0.8)	$1.5
Loss on the ineffective portion of cash flow hedges	–	–	1.5	–
Gain on embedded derivatives related to long-term debt	–	–	–	(0.6)
	$(0.7)	$1.2	$0.7	$0.9

Losses of $1.3 million and $44.4 million were recorded under “Other comprehensive income” in the second quarter and first half of 2018 respectively (gains of $40.3 million and $28.0 million in the second quarter and first half of 2017 respectively).

Changes in Accounting Policies

(i)                           IFRS 9 – Financial Instruments

On January 1, 2018, the Corporation adopted the new rules under IFRS 9, Financial Instruments, which simplify the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as a new hedge accounting model more closely aligned with risk-management activities undertaken by entities.

Under the new rules, all financial assets and liabilities of the Corporation are now classified as subsequently measured at amortized cost. The Corporation is also using the IFRS 9 expected credit losses method to estimate the provision for expected credit losses on its financial assets.

The adoption of IFRS 9 had no impact on the consolidated financial statements.

(ii)                        IFRS 15 – Revenue from Contracts with Customers

On January 1, 2018, the Corporation adopted, on a fully retrospective basis, the new rules under IFRS 15, Revenue from Contracts with Customers, which specify how and when an entity should recognize revenue, and which also require the entity to provide users of financial statements with more informative disclosures. The standard provides a single, principles-based, five-step model, under which the Corporation now only accounts for a contract with a customer when all of the following criteria are met:

•      the parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to performing their respective obligations;

•      the entity can identify each party’s rights regarding the goods or services to be transferred;

•      the entity can identify the payment terms for the goods or services to be transferred;

•      the contract has commercial substance (i.e. the risk, timing or amount of the entity’s future cash flows is expected to change as a result of the contract); and

•      it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services to be transferred to the customer.

The adoption of IFRS 15 had significant impacts on the consolidated financial statements, mainly in the Telecommunications segment, with regards to the timing of the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs, such as the costs to obtain a contract and connection costs.

Under IFRS 15, the total consideration from a contract with multiple deliverables is now allocated to all performance obligations in the contract, based on the stand-alone selling price of each obligation, without being limited to a non-contingent amount. The Telecommunications segment provides mobile devices and services under contracts with multiple deliverables and for a fixed period of time. Under IFRS 15, promotional offers related to the sale of mobile devices, previously accounted for as a reduction in related equipment sales on activation, are now considered in the total consideration to be allocated to all performance obligations. Among other impacts, the adoption of IFRS 15 results in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. The timing of the recognition of these revenues therefore changes under IFRS 15. However, the total revenue recognized over a contract term relating to all performance obligations within the contract remains the same as under the previous rules. The portion of revenues that is earned without having been invoiced is now presented as contract assets in the consolidated balance sheets, which asset is realized during the term of the contract. The long-term portion of contract assets is included in “Other assets” in the consolidated balance sheets. All other types of revenue have not been impacted by the adoption of IFRS 15.

In addition, under IFRS 15, certain costs to obtain a contract, mainly sales commissions, are capitalized and amortized as operating expenses over the contract term or over the period of time the customer is expected to maintain its service. Previously, such costs were expensed as incurred. Also, the capitalization of connection costs is no longer limited to the related connection revenues as under the previous rules. These capitalized costs are included in “Other assets” as contract costs in the consolidated balance sheets.

The retroactive adoption of IFRS 15 had the following impacts on the comparative consolidated financial figures:

Consolidated statements of income and comprehensive income

Increase (decrease)	Three months ended June 30, 2017	Six months ended June 30, 2017

Revenues	$6.5	$11.6
Purchase of goods and services	(2.5)	(4.2)
Deferred income tax expenses	2.4	4.2
Net income and comprehensive income attributable to shareholders	$6.6	$11.6

Consolidated balance sheets

Increase (decrease)	December 31, 2017	December 31, 2016

Contract assets[1]	$183.6	$155.8
Contract costs[2]	92.5	85.4
Deferred income tax liability	73.2	63.9
Deficit	(202.9)	(177.3)

1           The current portion of contract assets is $132.8 million as of December 31, 2017 and $106.6 million as of December 31, 2016.

2           The current portion of contract costs is $55.9 million as of December 31, 2017 and $49.4 million as of December 31, 2016.

The adoption of IFRS 15 had no impact on cash flows from operating, investing, or financing activities.

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates, as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “seek,” or the negatives of those terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•      Quebecor Media’s ability to continue successfully developing its network and the facilities that support its mobile services;

•      general economic, financial or market conditions and variations in the businesses of local, regional and national advertisers in Quebecor Media’s newspapers, television outlets and other media properties;

•      the intensity of competitive activity in the industries in which Quebecor Media operates;

•      fragmentation of the media landscape;

•      new technologies that might change consumer behaviour with respect to Quebecor Media’s product suites;

•      unanticipated higher capital spending required for developing Quebecor Media’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•      Quebecor Media’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•      disruptions to the network through which Quebecor Media provides its digital cable television, Internet access, mobile and cable telephony, and Club illico services, and its ability to protect such services against piracy, unauthorized access and other security breaches;

•      labour disputes or strikes;

•      changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•      changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licences or markets, or in an increase in competition, compliance costs or capital expenditures;

•      Quebecor Media’s ability to successfully develop its Sports and Entertainment segment and other expanding lines of business in its other segments;

•      Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•      interest rate fluctuations that could affect Quebecor Media’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars)	Three months ended			Six months ended
(unaudited)	June 30			June 30
	Note	2018	2017	2018	2017
	(restated, note 2)			(restated, note 2)

Revenues	3	$1,043.5	$1,038.6	$2,050.2	$2,040.1

Employee costs	4	180.8	181.1	359.9	365.3
Purchase of goods and services	4	445.1	453.2	865.2	896.5
Depreciation and amortization		179.5	172.6	358.8	341.8
Financial expenses	5	68.7	72.9	137.4	144.0
(Gain) loss on valuation and translation of financial instruments		(0.7)	1.2	0.7	0.9
Restructuring of operations, litigation and other items	6	2.0	11.8	8.5	0.9
Gain on sale of spectrum licences	7	-	(87.8)	-	(87.8)
Loss on debt refinancing		-	-	-	15.6

Income before income taxes		168.1	233.6	319.7	362.9

Income taxes (recovery):
Current		42.9	8.7	102.7	12.1
Deferred		0.3	(4.4)	(18.0)	21.8
		43.2	4.3	84.7	33.9

Income from continuing operations		124.9	229.3	235.0	329.0

Income from discontinued operations		-	8.4	-	8.4

Net income		$124.9	$237.7	$235.0	$337.4

Income (loss) from continuing operations attributable to
Shareholders		$128.1	$229.9	$239.9	$332.1
Non-controlling interests		(3.2)	(0.6)	(4.9)	(3.1)

Net income (loss) attributable to
Shareholders		$128.1	$238.3	$239.9	$340.5
Non-controlling interests		(3.2)	(0.6)	(4.9)	(3.1)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)	Three months ended		Six months ended
(unaudited)	June 30		June 30
	2018	2017	2018	2017
	(restated, note 2)		(restated, note 2)

Income from continuing operations	$124.9	$229.3	$235.0	$329.0

Other comprehensive loss from continuing operations:

Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments	(1.3)	40.3	(44.4)	28.0
Deferred income taxes	(1.7)	21.2	2.1	25.0
	(3.0)	61.5	(42.3)	53.0

Comprehensive income from continuing operations	121.9	290.8	192.7	382.0

Income from discontinued operations	-	8.4	-	8.4

Comprehensive income	$121.9	$299.2	$192.7	$390.4

Comprehensive income (loss) from continuing operations attributable to
Shareholders	$125.1	$291.4	$197.6	$385.1
Non-controlling interests	(3.2)	(0.6)	(4.9)	(3.1)

Comprehensive income (loss) attributable to
Shareholders	$125.1	$299.8	$197.6	$393.5
Non-controlling interests	(3.2)	(0.6)	(4.9)	(3.1)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION

(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30, 2018

			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total

Revenues	$847.2	$186.5	$36.9	$(27.1)	$1,043.5

Employee costs	97.6	62.9	9.7	10.6	180.8
Purchase of goods and services	327.0	124.3	29.2	(35.4)	445.1
Adjusted EBITDA[1]	422.6	(0.7)	(2.0)	(2.3)	417.6

Depreciation and amortization					179.5
Financial expenses					68.7
Gain on valuation and translation of financial instruments					(0.7)
Restructuring of operations, litigation and other items					2.0
Income before income taxes					$168.1

Additions to property, plant and equipment	$122.7	$5.6	$0.3	$4.9	$133.5

Additions to intangible assets	36.6	1.0	0.8	0.2	38.6

	Three months ended June 30, 2017
	(restated, note 2)

			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total

Revenues	$826.6	$199.5	$36.0	$(23.5)	$1,038.6

Employee costs	98.3	63.0	9.5	10.3	181.1
Purchase of goods and services	330.5	123.1	30.1	(30.5)	453.2
Adjusted EBITDA[1]	397.8	13.4	(3.6)	(3.3)	404.3

Depreciation and amortization					172.6
Financial expenses					72.9
Loss on valuation and translation of financial instruments					1.2
Restructuring of operations, litigation and other items					11.8
Gain on sale of spectrum licences					(87.8)
Income before income taxes					$233.6

Additions to property, plant and equipment	$147.2	$6.7	$0.5	$0.1	$154.5

Additions to intangible assets	24.8	1.4	1.2	0.6	28.0

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)
(unaudited)

	Six months ended June 30, 2018

			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total

Revenues	$1,670.6	$359.7	$74.1	$(54.2)	$2,050.2

Employee costs	199.8	122.2	19.4	18.5	359.9
Purchase of goods and services	637.7	239.3	58.8	(70.6)	865.2
Adjusted EBITDA[1]	833.1	(1.8)	(4.1)	(2.1)	825.1

Depreciation and amortization					358.8
Financial expenses					137.4
Loss on valuation and translation of financial instruments					0.7
Restructuring of operations, litigation and other items					8.5
Income before income taxes					$319.7

Additions to property, plant and equipment	$262.5	$10.6	$0.5	$5.0	$278.6

Additions to intangible assets	91.6	2.5	1.8	(0.4)	95.5

	Six months ended June 30, 2017
	(restated, note 2)

			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total

Revenues	$1,631.6	$383.6	$74.3	$(49.4)	$2,040.1

Employee costs	198.9	120.8	18.7	26.9	365.3
Purchase of goods and services	651.0	251.6	60.0	(66.1)	896.5
Adjusted EBITDA[1]	781.7	11.2	(4.4)	(10.2)	778.3

Depreciation and amortization					341.8
Financial expenses					144.0
Loss on valuation and translation of financial instruments					0.9
Restructuring of operations, litigation and other items					0.9
Gain on sale of spectrum licences					(87.8)
Loss on debt refinancing					15.6
Income before income taxes					$362.9

Additions to property, plant and equipment	$309.0	$12.7	$0.6	$0.4	$322.7

Additions to intangible assets	58.4	2.1	1.6	1.0	63.1

1       The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, loss on debt refinancing, income taxes and income from discontinued operations.

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders				Equity
	Capital stock	Contributed surplus	Deficit	Accumulated other com- prehensive loss	attributable to non- controlling interests	Total equity

	(note 10)			(note 12)
Balance as of December 31, 2016,
as previously reported	$3,701.4	$1.3	$(1,982.8)	$(129.5)	$90.8	$1,681.2
Changes in accounting policies (note 2)	-	-	177.3	-	-	177.3
Balance as of December 31, 2016, as restated	3,701.4	1.3	(1,805.5)	(129.5)	90.8	1,858.5
Net income (loss)	-	-	340.5	-	(3.1)	337.4
Other comprehensive income	-	-	-	53.0	-	53.0
Reduction of paid-up capital	(50.0)	-	-	-	-	(50.0)
Repurchase of shares	(20.6)	-	(23.3)	-	-	(43.9)
Balance as of June 30, 2017	3,630.8	1.3	(1,488.3)	(76.5)	87.7	2,155.0
Net income (loss)	-	-	425.3	-	(1.7)	423.6
Other comprehensive income	-	-	-	16.1	0.3	16.4
Dividends	-	-	(50.0)	-	-	(50.0)
Balance as of December 31, 2017	3,630.8	1.3	(1,113.0)	(60.4)	86.3	2,545.0
Net income (loss)	-	-	239.9	-	(4.9)	235.0
Other comprehensive loss	-	-	-	(42.3)	-	(42.3)
Dividends	-	-	(50.0)	-	(0.2)	(50.2)
Repurchase of shares (note 10)	(611.1)	-	(928.9)	-	-	(1,540.0)
Balance as of June 30, 2018	$3,019.7	$1.3	$(1,852.0)	$(102.7)	$81.2	$1,147.5

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)		Three months ended June 30		Six months ended June 30
	Note	2018	2017	2018	2017
		(restated, note 2)		(restated, note 2)
Cash flows related to operating activities
Income from continuing operations		$124.9	$229.3	$235.0	$329.0
Adjustments for:
Depreciation of property, plant and equipment		154.0	146.7	306.9	290.7
Amortization of intangible assets		25.5	25.9	51.9	51.1
(Gain) loss on valuation and translation of financial instruments		(0.7)	1.2	0.7	0.9
Gain on sale of spectrum licences	7	-	(87.8)	-	(87.8)
Loss on debt refinancing		-	-	-	15.6
Amortization of financing costs and long-term debt discount	5	1.7	1.7	3.4	3.4
Deferred income taxes		0.3	(4.4)	(18.0)	21.8
Other		(1.1)	1.9	(1.6)	3.2
		304.6	314.5	578.3	627.9
Net change in non-cash balances related to operating activities		37.5	28.8	61.4	(128.8)
Cash flows provided by continuing operating activities		342.1	343.3	639.7	499.1
Cash flows related to investing activities
Business acquisitions		1.3	(0.2)	(1.4)	(5.8)
Additions to property, plant and equipment		(133.5)	(154.5)	(278.6)	(322.7)
Additions to intangible assets		(38.6)	(28.0)	(95.5)	(63.1)
Proceeds from disposal of assets		1.3	184.9	1.7	185.3
Loans to the parent corporation	8	(362.0)	-	(362.0)	-
Other		(0.4)	(0.1)	(1.0)	(0.2)
Cash flows (used in) provided by continuing investing activities		(531.9)	2.1	(736.8)	(206.5)
Cash flows related to financing activities
Net change in bank indebtedness		27.3	(60.0)	27.3	(11.4)
Net change under revolving facilities		816.1	(399.9)	816.1	(202.5)
Issuance of long-term debt, net of financing fees		-	794.5	-	794.5
Repayment of long-term debt		(8.8)	(470.0)	(12.2)	(653.3)
Settlement of hedging contracts		(0.8)	(3.1)	(0.8)	(3.2)
Repurchase of Common Shares	10	(1,540.0)	-	(1,540.0)	-
Reduction of paid-up capital		-	(25.0)	-	(50.0)
Dividends		(25.0)	-	(50.0)	-
Dividends paid to non-controlling interests		-	-	(0.2)	-
Cash flows used in continuing financing activities		(731.2)	(163.5)	(759.8)	(125.9)

Net change in cash and cash equivalents from continuing operations		(921.0)	181.9	(856.9)	166.7

Cash flows used in discontinued operations		-	(0.3)	-	(0.3)

Cash and cash equivalents at beginning of period		929.0	5.5	864.9	20.7
Cash and cash equivalents at end of period		$8.0	$187.1	$8.0	$187.1

Cash and cash equivalents consist of
Cash		$7.6	$185.7	$7.6	$185.7
Cash equivalents		0.4	1.4	0.4	1.4
		$8.0	$187.1	$8.0	$187.1

Interest and taxes reflected as operating activities
Cash interest payments		$98.0	$90.2	$137.4	$132.0
Cash income tax payments (net of refunds)		2.8	5.2	17.0	56.4

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)		June 30	December 31	December 31
	Note	2018	2017	2016
			(restated, note 2)	(restated, note 2)
Assets

Current assets
Cash and cash equivalents		$8.0	$864.9	$20.7
Accounts receivable		538.8	543.0	525.0
Contract assets		131.8	132.8	106.6
Income taxes		10.8	29.3	6.9
Inventories		160.2	188.1	183.3
Other current assets		135.1	119.7	102.3
		984.7	1,877.8	944.8

Non-current assets
Property, plant and equipment		3,491.1	3,554.3	3,562.5
Intangible assets		1,012.4	983.1	1,224.0
Goodwill		2,695.1	2,695.8	2,725.4
Derivative financial instruments		698.6	591.8	809.0
Deferred income taxes		37.1	33.2	16.0
Loans to the parent corporation	8	362.0	-	-
Other assets		184.9	185.0	176.9
		8,481.2	8,043.2	8,513.8
Total assets		$9,465.9	$9,921.0	$9,458.6

Liabilities and equity

Current liabilities
Bank indebtedness		$27.3	$-	$18.9
Accounts payable and accrued charges		616.4	725.6	691.6
Provisions		27.8	25.4	69.3
Deferred revenue		354.3	346.8	339.7
Income taxes		83.8	13.3	35.2
Current portion of long-term debt	9	14.4	19.1	20.9
		1,124.0	1,130.2	1,175.6

Non-current liabilities
Long-term debt	9	6,273.2	5,292.6	5,617.2
Derivative financial instruments		17.1	34.1	0.3
Other liabilities		196.2	195.0	202.8
Deferred income taxes		707.9	724.1	604.2
		7,194.4	6,245.8	6,424.5

Equity
Capital stock	10	3,019.7	3,630.8	3,701.4
Contributed surplus		1.3	1.3	1.3
Deficit		(1,852.0)	(1,113.0)	(1,805.5)
Accumulated other comprehensive loss	12	(102.7)	(60.4)	(129.5)
Equity attributable to shareholders		1,066.3	2,458.7	1,767.7
Non-controlling interests		81.2	86.3	90.8
		1,147.5	2,545.0	1,858.5

Total liabilities and equity		$9,465.9	$9,921.0	$9,458.6

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and six-month periods ended June 30, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and, since June 22, 2018, is a wholly owned subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). Unless the context otherwise requires, Quebecor Media or the Corporation refer to Quebecor Media and its subsidiaries. The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation operates, through its subsidiaries, in the following industry segments: Telecommunications, Media, and Sports and Entertainment. The Telecommunications segment offers television distribution, Internet access, business solutions (including data centers), cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies, televisual products and video games through its video-on-demand service and video rental stores. The operations of the Media segment in Québec include the operation of an over-the-air television network and specialty television services, the operation of soundstage and equipment leasing and post-production services for the film and television industries, the printing, publishing and distribution of daily newspapers, the operation of Internet portals and specialized Web sites, the publishing and distribution of magazines, the distribution of movies, and the operation of an out-of-home advertising business. The activities of the Sports and Entertainment segment in Québec encompass the operation and management of the Videotron Centre in Québec City, show production, sporting and cultural events management, the publishing and distribution of books, the distribution and production of music, and the operation of two Quebec Major Junior Hockey League teams.

The Media segment experiences significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Media segment depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

1.                BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2017 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Quebecor Media on August 8, 2018.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and six-month periods ended June 30, 2018.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.                CHANGES IN ACCOUNTING POLICIES

(i)            IFRS 9 – Financial Instruments

On January 1, 2018, the Corporation adopted the new rules under IFRS 9, Financial Instruments, which simplify the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk-management activities undertaken by entities.

Under the new rules, all financial assets and liabilities of the Corporation are now classified as subsequently measured at amortized cost. The Corporation is also using the IFRS 9 expected credit losses method to estimate the provision for expected credit losses on its financial assets.

The adoption of IFRS  9 had no impact on the consolidated financial statements.

(ii)         IFRS 15 – Revenue from Contracts with Customers

On January 1, 2018, the Corporation adopted, on a fully retrospective basis, the new rules under IFRS 15, Revenue from Contracts with Customers, which specify how and when an entity should recognize revenue, and which also require the entity to provide users of financial statements with more informative disclosures. The standard provides a single, principles-based, five-step model, under which the Corporation now only accounts for a contract with a customer when all of the following criteria are met:

•                 the parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to performing their respective obligations;

•                 the entity can identify each party’s rights regarding the goods or services to be transferred;

•                 the entity can identify the payment terms for the goods or services to be transferred;

•                 the contract has commercial substance (i.e. the risk, timing or amount of the entity’s future cash flows is expected to change as a result of the contract); and

•                 it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services to be transferred to the customer.

The adoption of IFRS 15 had significant impacts on the consolidated financial statements, mainly in the Telecommunications segment, with regards to the timing of the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs, such as the costs to obtain a contract and connection costs.

Under IFRS 15, the total consideration from a contract with multiple deliverables is now allocated to all performance obligations in the contract, based on the stand-alone selling price of each obligation, without being limited to a non-contingent amount. The Telecommunications segment provides mobile devices and services under contracts with multiple deliverables and for a fixed period of time. Under IFRS 15, promotional offers related to the sale of mobile devices, previously accounted for as a reduction in related equipment sales on activation, are now considered in the total consideration to be allocated to all performance obligations. Among other impacts, the adoption of IFRS 15 results in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. The timing of the recognition of these revenues therefore changes under IFRS 15. However, the total revenue recognized over a contract term relating to all performance obligations within the contract remains the same as under the previous rules. The portion of revenues that is earned without having been invoiced is now presented as contract assets in the consolidated balance sheets, which asset is realized during the term of the contract. The long-term portion of contract assets is included in “Other Assets” in the consolidated balance sheets. All other types of revenue have not been impacted by the adoption of IFRS 15.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.                CHANGES IN ACCOUNTING POLICIES (continued)

(ii)         IFRS 15 – Revenue from Contracts with Customers (continued)

In addition, under IFRS 15, certain costs to obtain a contract, mainly sales commissions, are capitalized and amortized as operating expenses over the contract term or over the period of time the customer is expected to maintain its service. Previously, such costs were expensed as incurred. Also, the capitalization of connection costs is no longer limited to the related connection revenues as under the previous rules. These capitalized costs are included in “Other Assets” as contract costs in the consolidated balance sheets.

The retroactive adoption of IFRS 15 had the following impacts on the comparatives consolidated financial figures:

Consolidated statements of income and comprehensive income

Increase (decrease)	Three months ended June 30, 2017	Six months ended June 30, 2017

Revenues	$6.5	$11.6
Purchase of goods and services	(2.5)	(4.2)
Deferred income tax expenses	2.4	4.2
Net income and comprehensive income attributable to shareholders	$6.6	$11.6

Consolidated balance sheets

Increase (decrease)	December 31, 2017	December 31, 2016

Contract assets[1]	$183.6	$155.8
Contract costs[2]	92.5	85.4
Deferred income tax liability	73.2	63.9
Deficit	(202.9)	(177.3)

1            The current portion of contract assets is $132.8 million as of December 31, 2017 and $106.6 million as of December 31, 2016.

2            The current portion of contract costs is $55.9 million as of December 31, 2017 and $49.4 million as of December 31, 2016.

The adoption of IFRS 15 had no impact on cash flows from operating, investing, or financing activities.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

3.                REVENUES

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
		(restated, note 2)		(restated, note 2)

Internet	$271.6	$256.6	$533.2	$507.1
Cable television	251.4	252.8	500.1	504.1
Mobile telephony	130.8	115.7	256.6	226.8
Cable telephony	92.6	100.2	187.8	202.8
Telecommunication equipment sales	54.0	55.9	99.5	101.0
Connection and data services	31.6	31.5	63.4	62.9
Over-the-top video	11.6	9.8	22.7	18.8
Advertising - television	65.6	74.1	130.3	141.3
Subscription - television	31.4	32.2	63.0	64.4
Film production and audiovisual	14.5	14.2	26.0	25.8
Advertising – newspapers and magazines	28.3	32.8	54.2	62.4
Circulation and other – newspapers and magazines	36.6	38.1	72.2	75.2
Other	23.5	24.7	41.2	47.5
	$1,043.5	$1,038.6	$2,050.2	$2,040.1

4.                EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
		(restated, note 2)		(restated, note 2)

Employee costs	$231.6	$231.2	$458.2	$463.2
Less employee costs capitalized to property, plant and equipment and intangible assets	(50.8)	(50.1)	(98.3)	(97.9)
	180.8	181.1	359.9	365.3
Purchase of goods and services:
Royalties, rights and creation costs	183.1	176.3	355.8	355.9
Cost of products sold	87.7	87.0	165.2	163.8
Service contracts	38.8	42.1	78.1	85.0
Marketing, circulation and distribution expenses	26.4	27.6	49.0	51.9
Building expenses	23.8	24.3	48.4	49.0
Other	85.3	95.9	168.7	190.9
	445.1	453.2	865.2	896.5
	$625.9	$634.3	$1,225.1	$1,261.8

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

5.                 FINANCIAL EXPENSES

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017

Interest on long-term debt	$69.6	$70.0	$138.3	$137.7
Amortization of financing costs and long-term debt discount	1.7	1.7	3.4	3.4
Interest on net defined benefit liability	1.4	1.5	2.8	2.9
Loss (gain) on foreign currency translation on short-term monetary items	0.3	(0.3)	0.7	(0.7)
Interest from the parent corporation	(1.4)	–	(1.4)	–
Other	(2.9)	–	(6.4)	0.7
	$68.7	$72.9	$137.4	$144.0

6.                RESTRUCTURING OF OPERATIONS, LITIGATION AND OTHER ITEMS

During the respective three-month and six-month periods ended June 30, 2018, net charges of $2.0 million and $8.5 million were recorded relating mainly to various cost reduction initiatives across the Corporation (net charges of $11.8 million and $0.9 million in 2017 which were related to cost reduction initiatives, developments in certain litigations and the migration of subscribers from analog to digital services in the Telecommunications segment).

7.                GAIN ON SALE OF SPECTRUM LICENCES

On June 20, 2017, Videotron Ltd. (“Videotron”) sold its AWS spectrum licence in the greater Toronto region to Rogers Communications Canada Inc. for a cash consideration of $184.2 million, pursuant to the transfer option held by Videotron since 2013. The sale resulted in a gain on disposal of $87.8 million.

On July 24, 2017, Videotron sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw Communications Inc. for a cash consideration of $430.0 million. The sale resulted in a gain on disposal of $243.0 million in the third quarter of 2017.

As a result of these transactions, tax benefits of $44.4 million, on previous years’ capital losses, were recognized in the consolidated statement of income in the second quarter of 2017.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

8.                 LOANS TO THE PARENT CORPORATION

On April 3, 2018, Quebecor entered into loan agreements with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $75.0 million non-revolving unsubordinated and unsecured loan and a $75.0 million non-revolving subordinated and unsecured loan.  The unsubordinated and subordinated loans bear interest at a rate of 5.25% and 5.50%, respectively, and mature in April 2021.  On the same day, Quebecor drew down the full amount of $75.0 million of the unsubordinated loan and an amount of $25.0 million on the subordinated loan agreement.

On June 29, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $262.0 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 5.50% and maturing in June 2021.  On the same day, Quebecor drew down the full amount of $262.0 million on the subordinated loan agreement.

On July 23, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $87.1 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 5.50% and maturing in July 2021.  On the same day, Quebecor drew down the full amount of $87.1 million on the subordinated loan agreement.

9.                 LONG-TERM DEBT

Components of long-term debt are as follows:

	June 30, 2018	December 31, 2017

Long-term debt	$6,325.5	$5,346.7
Change in fair value related to hedged interest rate risk	(0.9)	5.8
Financing fees, net of amortization	(37.0)	(40.8)
	6,287.6	5,311.7
Less current portion	(14.4)	(19.1)
	$6,273.2	$5,292.6

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.          CAPITAL STOCK

(a)           Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•     An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•     An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•     An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•     An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•     An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•     An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

(b)           Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2017	95,441,277	$3,630.8
Redemption	(16,064,215)	(611.1)
Balance as of June 30, 2018	79,377,062	$3,019.7

On May 11, 2018 and June 22, 2018, Quebecor Media repurchased a total of 16,064,215 of its Common Shares held by CDP Capital d’Amérique Investissement inc. (“CDP Capital”), for a total aggregate purchase price of $1.54 billion, paid in cash.  All repurchased shares were cancelled. The excess of $928.9 million of the purchase price over the carrying value of Common Shares repurchased were recorded in increase of the deficit.

Cash on hand and drawings under the Videotron secured revolving credit facility were used to finance the Corporation Common Shares repurchase.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.   STOCK-BASED COMPENSATION PLANS

Stock option plans

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation and its subsidiaries participates, for the six-month period ended June 30, 2018:

	Outstanding options
	Number	Weighted average exercise price

Quebecor
As of December 31, 2017	440,000	$12.31
Exercised	(100,000)	12.75
As of June 30, 2018	340,000	$12.17
Vested options as of June 30, 2018	310,000	$11.89

Quebecor Media
As of December 31, 2017	595,827	$62.84
Exercised	(102,977)	62.26
As of June 30, 2018	492,850	$62.97
Vested options as of June 30, 2018	246,100	$60.53

TVA Group Inc.
As of December 31, 2017 and June 30, 2018	60,000	$6.85
Vested options as of June 30, 2018	36,000	$6.85

During the three-month period ended June 30, 2018, 100,000 stock options of Quebecor were exercised for a cash consideration of $1.2 million (none in 2017) and 64,477 stock options of Quebecor Media were exercised for a cash consideration of $2.2 million (43,800 stock options for $1.1 million in 2017). During the six-month period ended June 30, 2018, 100,000 stock options of Quebecor were exercised for a cash consideration of $1.2 million (580,000 stock options for $4.1 million in 2017) and 102,977 stock options of Quebecor Media were exercised for a cash consideration of $3.3 million (58,650 stock options for $1.3 million in 2017).

Mid-term stock-based compensation plan

Under a mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period based on the appreciation of the Quebecor Class B Share price, and subject to the achievement of certain non-market performance criteria. All the 93,610 units outstanding as of December 31, 2017 were exercised during the first quarter of 2018 for a cash consideration of $0.8 million (1,140,941 units for a cash consideration of $4.9 million in the first quarter and the six-month period of 2017).

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.          STOCK-BASED COMPENSATION PLANS (continued)

Deferred share unit and performance share unit plans

The deferred share unit (“DSU”) and performance share unit (“PSU”) plans are based either on Quebecor Class B Shares and on TVA Group Inc. Class B Non-Voting Shares (TVA Group Class B Shares”). The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be, and the PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares or TVA Group Class B Shares.  As of June 30, 2018, 212,293 DSUs based on Quebecor Class B Shares, 248,247 DSUs based on TVA Group Class B Shares, 268,974 PSUs based on Quebecor Class B Shares and 270,637 PSUs based on TVA Group Class B Shares were outstanding under these plans.

Stock-based compensation expense

For the three-month period ended June 30, 2018, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $5.3 million ($5.5 million in 2017). For the six-month period ended June 30, 2018, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $8.7 million ($9.5 million in 2017).

12.         ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total

Balance as of December 31, 2016	$(86.2)	$(43.3)	$(129.5)
Other comprehensive income	53.0	–	53.0
Balance as of June 30, 2017	(33.2)	(43.3)	(76.5)
Other comprehensive income (loss)	18.7	(2.6)	16.1
Balance as of December 31, 2017	(14.5)	(45.9)	(60.4)
Other comprehensive loss	(42.3)	–	(42.3)
Balance as of June 30, 2018	$(56.8)	$(45.9)	$(102.7)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 8 3/4-year period.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

13.          FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair value measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its financial instruments :

•                 Level 1:               quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                Level 2:                inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•                Level 3:                inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of cash equivalents and bank indebtedness, classified as held for trading and accounted for at their fair value in the consolidated balance sheets, is determined using Level 2 inputs.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

The carrying value and fair value of long-term debt and derivative financial instruments as of June 30, 2018 and December 31, 2017 are as follows:

	June 30, 2018		December 31, 2017
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(6,325.5)	$(6,431.1)	$(5,346.7)	$(5,658.0)
Derivative financial instruments
Foreign exchange forward contracts	4.3	4.3	(4.5)	(4.5)
Cross-currency interest rate swaps	677.2	677.2	562.2	562.2

1            The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk and financing fees.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ JEAN-FRANÇOIS PRUNEAU

Jean-François Pruneau

Senior Vice President and

Chief Financial Officer

Date: AUGUST 15, 2018